Exhibit 99.1

EXECUTION VERSION

RESTRUCTURING AND SUPPORT AGREEMENT

This RESTRUCTURING AND SUPPORT AGREEMENT is made and entered into as of January 14, 2012 (this “Agreement”) by and among (i) Catalyst Paper Corporation (“CPC”) and certain of its subsidiaries and affiliates (collectively, the “Applicants” or “Debtors”); and (ii) the undersigned holders or investment advisers or managers of discretionary accounts that hold the 2016 Notes (as defined below) or 2014 Notes (as defined below) (each, an “Initial Supporting Noteholder” and the majority of Initial Supporting Noteholders, where each Initial Supporting Noteholder will have one vote and a majority of votes will govern, the “Majority Initial Supporting Noteholders”).1  The Debtors, each Initial Supporting Noteholder and each person or entity that becomes a party hereto in accordance with the terms hereof are collectively referred to as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, the Debtors and the Initial Supporting Noteholders are negotiating restructuring and recapitalization transactions with respect to the capital structure of the Debtors, including the Debtors’ obligations under: (i) the 11% Senior Secured Notes due December 15, 2016 (the “Senior Secured Notes”) issued by CPC pursuant to that certain Indenture, dated as of March 10, 2010 (as amended, restated, supplemented, or otherwise modified from time to time, the “Senior Secured Notes Indenture”), by and among CPC, as issuer, certain of its affiliates, as guarantors, Wilmington Trust FSB, as trustee (in such capacity, the “2016 Trustee”), and Computershare Trust Company of Canada, as collateral trustee (in such capacity, the “Collateral Trustee”); (ii) the Class B 11% Senior Secured Notes due December 15, 2016 (the “Class B Senior Secured Notes,” and, together with the Senior Secured Notes, the “2016 Notes”) issued by CPC pursuant to that certain Indenture, dated as of May 19, 2010 (as amended, restated, supplemented, or otherwise modified from time to time, the “Class B Indenture,” and, together with the Senior Secured Notes Indenture, the “2016 Indentures”), by and among CPC, as issuer, certain of its affiliates, as guarantors, the 2016 Trustee and the Collateral Trustee; and (iii) the 7.375% Senior Notes due March 1, 2014 (the “2014 Notes” and together with the 2016 Notes, the “Notes”) issued by CPC pursuant to that certain Indenture, dated as of March 23, 2004 (as amended, restated, supplemented, or otherwise modified from time to time, the “2014 Indenture”), by and among CPC, as issuer, certain of its affiliates, as guarantors, and Wells Fargo Bank, National Association, as trustee (the “2014 Trustee”), pursuant to the terms and conditions set forth in the Restructuring Term Sheet attached hereto as Exhibit A (the “Term Sheet”) and in this Agreement which are intended to form the basis of (i) a plan of arrangement (a “Plan” and, together with any Plan in a CCAA Plan Proceeding or the US Cases (each as defined herein) consistent in all respects with the Term Sheet and this Agreement, the “Plans”) in connection with proceedings to be commenced under section 192 of the Canada Business Corporations Act (the “CBCA”) and, subsequently, chapter 15 of title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) or, alternatively (ii) proceedings commenced pursuant to the Companies’ Creditors Arrangement Act (the “CCAA”) and the Bankruptcy Code, as set forth more specifically in this Agreement and the Term Sheet (collectively, the “Transactions”);

1 For the avoidance of doubt, the Initial Supporting Noteholders shall not include those holders of 2014 Notes or 2016 Notes who execute one or more Joinder Agreements (as contemplated below).

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:

AGREEMENT

Section 1.            Agreement Effective Date and Joinder.

1.1           Agreement Effective Date.  This Agreement shall become effective and binding upon each of the Parties at 12:01 a.m., New York City time, on the date on which counterpart signature pages of this Agreement shall have been executed by the Debtors and delivered to Akin Gump and Goodmans and counterpart signature pages of this Agreement shall have been executed by one or more Initial Supporting Noteholders and delivered to the Debtors (the “Agreement Effective Date”).

1.2           Joinder.  Each holder of Notes or investment adviser or manager of discretionary accounts that hold the Notes that is not a Consenting Noteholder and which executes a Joinder Agreement substantially in the form attached hereto as Exhibit B shall be deemed, as of the date of such execution, for all purposes of this Agreement to be a Party to this Agreement as a Consenting Noteholder, and this Agreement shall be deemed to have been amended as of such date to include such holder of Notes or investment adviser or manager of discretionary accounts that hold the Notes as a Consenting Noteholder; provided that, except as expressly amended as contemplated by this section, each provision of this Agreement shall remain in full force and effect, unamended.

Section 2.            Term Sheet.  The Term Sheet is expressly incorporated herein and is made part of this Agreement. The general terms and conditions of the Transactions are set forth in the Term Sheet; provided, however, that the Term Sheet is supplemented by the terms and conditions of this Agreement. In the event of any inconsistencies between the terms of this Agreement and the Term Sheet, this Agreement shall govern. Capitalized terms used but not defined herein have the meanings set forth in the Term Sheet.

2.1           Consent Rights

(a)           Notwithstanding anything to the contrary contained in this Agreement, the following consent and consultation rights regarding certain aspects of the Transactions as set forth in this Section 2.1 shall apply (terms not otherwise defined herein shall have the meanings ascribed to such terms in the Term Sheet):

(i)           The following shall be acceptable to (A) the Majority Initial Supporting Noteholders and (B) all holders of 2014 Notes that have executed this Agreement (as distinct from a Joinder Agreement) as of January 14, 2012 (collectively, the “Initial Supporting Unsecured Noteholders”):  (1)  the securities exchange on which the New Common Stock and the New Warrants shall be listed; (2) the terms of the Warrant Agreement; (3) the corporate governance documents of reorganized CPC and the reorganized Debtor subsidiaries; (4) the Transaction Documents; and (5) the Initial Order.

(ii)           The following shall be acceptable to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders:  (A) the Exit Facility, to the extent necessary; and (B) the treatment of unexpired leases and executory contracts.

(iii)           The Debtors’ new labor contracts and/or collective bargaining agreements shall be acceptable to the Debtors and not objected to by the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders; provided, however, that the Debtors shall provide the Majority Initial Supporting Noteholders with not less than 3 business days from the date on which all relevant materials pertaining to the new labor agreements are provided to counsel to the Majority Initial Supporting Noteholders to determine whether to object to such new labor agreements.  All relevant materials pertaining to the new labor agreements shall also be provided to counsel for the Initial Supporting Unsecured Noteholders.

(iv)           In the event that an Initial Supporting Noteholder sells the entirety of its Notes holdings: (i) to a single transferee that executes a Joinder Agreement in respect of the Initial Supporting Noteholder's entire position, the transferee shall be deemed an Initial Supporting Noteholder in the place of the transferor unless a majority of the remaining Initial Supporting Noteholders does not agree to admit such person as an Initial Supporting Noteholder; or (ii) to multiple transferees that execute Joinder Agreements, the transferee's position as an Initial Supporting Noteholder will be determined by a majority of the remaining Initial Supporting Noteholders.

(b)           This Section 2.1 may not be amended, modified or waived without the express written consent of the Majority Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders.

Section 3.            Commitments Regarding the Transactions.

3.1           Support of the Transactions and the Plans.

(a)           As long as this Agreement has not been terminated in accordance with the terms hereof, each Initial Supporting Noteholder and each holder of 2014 Notes and/or 2016 Notes who executes a Joinder Agreement (such holders, together with the Initial Supporting Noteholders, the “Consenting Noteholders”) agrees, in compliance with the timeframes set forth in this Agreement, that it shall, subject to the terms and conditions contained herein:

(i)           on a timely basis, negotiate in good faith all documentation relating to the Transactions, including all solicitation material in respect of the Plans (collectively, the “Solicitation Materials” and together with the Plans, court materials and all other documentation relating to the Transactions, the “Transaction Documents”), which Transaction Documents shall contain provisions consistent in all respects with the Term Sheet and this Agreement and shall contain such other provisions as are reasonably satisfactory to the Majority Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders;

(ii)           permit all necessary disclosures in the Solicitation Materials of the contents of this Agreement, including but not limited to the aggregate principal amount of outstanding 2016 Notes, 2014 Notes and, if applicable, common shares of CPC (“Common Shares”) held by the Consenting Noteholders;

(iii)           support the Plans and the transactions contemplated thereby, including without limitation (A) by indicating in court its support for the Transactions and the Plans; (B) by voting its claims (within the meaning of section 101 of the Bankruptcy Code and any comparable provisions of Canadian law, its “Claims”) against the Debtors with respect to the 2016 Notes, 2014 Notes and, if applicable, Common Shares held by the Consenting Noteholders to accept the Plans by delivering its duly executed and completed ballot accepting such Plans on a timely basis, and in any event within the period for responses specified in the Solicitation Materials, following the commencement of the solicitation and its actual receipt of the applicable Solicitation Materials; and (C) by not changing or withdrawing (or causing to be changed or withdrawn) such favorable vote; and

(iv)           not, directly or indirectly, in any material respect, (A) object to, delay, impede, or take any other action to interfere with confirmation or consummation of the Plans and acceptance or implementation of the Transactions or (B) propose, file, support, solicit or vote for any restructuring, workout, plan of arrangement, or plan of reorganization for the Debtors, other than the Plans.

(b)           Each Consenting Noteholder also agrees that unless this Agreement is terminated in accordance with the terms hereof, it will not, directly or indirectly, exercise any right or remedy for the enforcement, collection, acceleration or recovery of any of the 2016 Notes or 2014 Notes against the Debtors that is materially inconsistent with the Term Sheet and this Agreement or instruct the 2016 Trustee or the 2014 Trustee to take any such action with respect to the 2016 Notes or 2014 Notes, respectively, that is materially inconsistent with the Term Sheet and this Agreement; provided, however, that, except as otherwise set forth in this Agreement, the foregoing prohibition will not limit any Consenting Noteholders’ rights under any applicable indenture, credit agreement, other loan document, and/or applicable law to: (A) terminate or close out any swap agreement, repurchase agreement, or similar transaction with the Debtors to the extent the underlying agreement permits such termination or close-out or (B) appear and participate as a party in interest in any matter to be adjudicated in any case under the Bankruptcy Code, CBCA or CCAA, as applicable, concerning the Debtors, so long as such appearance and the positions advocated in connection therewith are not materially inconsistent with the Plans, this Agreement and such Consenting Noteholder’s obligations hereunder.

3.2           Commitment of Debtors.

(a)           As long as this Agreement has not been terminated in accordance with the terms hereof and as otherwise provided herein, each of the Debtors agrees, in compliance with the timeframes set forth in this Agreement, that it shall, subject to the terms and conditions contained herein:

(i)           support and complete the Transactions embodied in the Term Sheet and this Agreement;

(ii)           do all things necessary and appropriate in furtherance of the Transactions embodied in the Term Sheet and this Agreement, including, without limitation:

(A)           filing on or before February 3, 2012 an application for an interim order (the “Interim Order”, which for the purposes of Section 3.2 and 6.1 hereof, does not include an interim order that may be sought in advance for an interim stay of proceedings but not for a solicitation of votes on a CBCA Plan) under section 192 of the CBCA (the “CBCA Proceeding”) in the Supreme Court of British Columbia, Vancouver Registry (the “Canadian Court”) to achieve the following timeline:

(1)           holding meetings of the holders of the 2016 Notes and 2014 Notes no later than 35 days following the entry of the Interim Order (the “Voting Meetings”);

(2)           (x) obtaining a consent resolution of existing shareholders (by a simple majority) as required to issue the New Common Stock (as defined in the Term Sheet) pursuant to the TSX rules on or before the Shareholder Vote Date (as defined below) (the “Shareholder Resolution”), (y) obtaining an order of the Canadian Court or other exemption under applicable law providing that no vote or meeting of the existing shareholders is required, on or before the Shareholder Vote Date (the “Shareholder Order”), or (z) holding a meeting of existing shareholders not later than 35 days after the entry of the Interim Order (the “Shareholder Vote” and the “Shareholder Vote Date”); and

(3)           obtaining final approval of the Plan by the Canadian Court by no later than 40 days following entry of the Interim Order (the “Final Order”);

(4)           implementing the Transactions pursuant to the Plan by no later than three business days (which shall mean, for purposes of this Agreement, any day other than a Saturday, Sunday or a day on which banks in New York, Toronto or Vancouver are authorized or obligated by applicable law to close or otherwise are generally closed) following entry of the Final Order (the “CBCA Plan Implementation”);

(B)           provided that a CCAA Plan Proceeding (as defined herein) is not commenced, obtaining orders of the United States Bankruptcy Court for the District of Delaware (the “US Court”) under chapter 15 of the Bankruptcy Code, recognizing in full force and effect in the United States the Interim and Final Orders of the Canadian Court within 3 business days of entry of the Final Order;

(C)           in the event the Debtors have not obtained the requisite votes or approvals by the deadlines set forth in Section 3.2(a)(ii)(A) hereof, the Debtors shall immediately (but no later than 3 business days after such deadlines)  commence (i) an application for an initial order (the “Initial Order”) under the CCAA in form and substance satisfactory to the Majority Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders (the “CCAA Plan Proceeding”), and (ii) proceedings under the Bankruptcy Code (the “US Cases”) reasonably satisfactory to the Majority Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders; provided, however, that in such case, the Initial Order shall include: (a) any required provisions confirming that the votes cast in favor of the CBCA Plan shall stand as votes in favor of a CCAA Plan to implement a recapitalization and restructuring plan consistent in all respects with the Term Sheet under the CCAA; and (b) if necessary to meet the requisite threshold under the CCAA after the application of clause (a) above, a provision calling for meetings of the holders of the 2016 Notes and 2014 Notes, as applicable, to cast votes for the CCAA Plan (the “CCAA Solicitation”) in which case the Consenting Noteholders shall support and vote in favor of such CCAA Plan in the same manner and to the same extent they have agreed to support the Transactions under a CBCA Plan, and, as appropriate, the Company shall seek an order for sanction of such Plan under the CCAA; provided, further, however, that the CCAA Solicitation shall be completed within no later than 14 days after the commencement of the CCAA Plan Proceeding and if the statutory requisite thresholds for approval of the CCAA Plan are not achieved within such 14 days the CCAA Plan shall thereupon immediately be deemed to have failed, without further order of the Canadian Court (the “CCAA Plan Failure”).  To the extent that the Debtors fail to commence a CCAA Plan Proceeding in accordance with the terms hereof, within 3 business days of the deadlines set forth in this Section 3.2(a)(ii)(C), the members of the steering group of 2016 Notes (the “Steering Group”) shall be entitled to seek the entry of the Initial Order in the form referred to in clause (i) of this Section 3.2(a)(ii)(C) and the Debtors and the Consenting Noteholders shall not contest the granting of such relief (the “Steering Group Relief”).

(iii)           take all steps necessary and desirable to cause the effective date of any Plans to occur within the time frames contemplated by this Agreement;

(iv)           cooperate and work in good faith with Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”), Fraser Milner Casgrain LLP (“FMC”) and Goodmans LLP (“Goodmans”) to prepare or cause the preparation of the Solicitation Materials, Plans and all related materials and provide draft copies of such documents to Akin Gump, FMC and Goodmans within a reasonable amount of time prior to the solicitation of votes on a Plan or commencement of the CBCA Proceeding, CCAA Plan Proceeding and US Cases, as applicable;

(v)           use commercially reasonable efforts (including recommending to shareholders, holders of the 2016 Notes and holders of the 2014 Notes that they vote to approve the Plans) to achieve the timelines in Section 3.2(a)(ii)(A) hereof;

(vi)           obtain any and all required regulatory and/or third-party approvals for the Transactions embodied in the Term Sheet and this Agreement;

(vii)           pursue, support and use commercially reasonable efforts to complete the Transactions in good faith, and use commercially reasonable efforts to do all things that are reasonably necessary and appropriate in furtherance of, and to consummate and make effective, the Transactions, including, without limitation, using commercially reasonable efforts to satisfy the conditions precedent set forth in this Agreement; and

(viii)           not take any action that is materially inconsistent with, or is intended or is likely to interfere with consummation of, the restructuring and the Transactions embodied in the Term Sheet and this Agreement.

(b)           Regardless of whether the Transactions are consummated, the Debtors shall promptly pay any and all documented and reasonable accrued and unpaid out-of-pocket expenses incurred by the Initial Supporting Noteholders in connection with the negotiation, documentation, and consummation of this Agreement, the Term Sheet, the Solicitation Materials, and all other documents related to the Plans and the Transactions.  In addition, the Debtors shall pay all reasonable and documented fees and expenses of (i) Akin Gump, FMC, Moelis & Company, Goodmans, Houlihan Lokey Capital, Inc. and U.S. counsel to the Initial Supporting Unsecured Noteholders, in each case in accordance with applicable engagement letters in existence on the date hereof, and (ii) local counsel retained by each of the Steering Group and the Initial Supporting Unsecured Noteholders, in each case in accordance with applicable engagement letters entered into with CPC (provided that the Consenting Noteholders hereby acknowledge and agree that the Debtors shall not be liable for the fees and expenses of more than one local counsel in any single jurisdiction for each of (x) the Steering Group and (y) the Initial Supporting Unsecured Noteholders, collectively).

(c)           The Debtors shall not institute or agree to any material increase in their pension obligations.

3.3           Transfer of Interests and Securities.  Except as expressly provided herein, this Agreement shall not in any way restrict the right or ability of any Consenting Noteholder (a “Transferor”) to sell, use, assign, transfer or otherwise dispose of (“Transfer”) any of its 2016 Notes, 2014 Notes or Common Shares; provided, however, that for the period commencing as of the Agreement Effective Date or, in the case of a Joinder Agreement, the date of the Joinder Agreement until termination of this Agreement pursuant to the terms hereof, no Consenting Noteholder shall Transfer any 2016 Notes, 2014 Notes or Common Shares, and any purported Transfer of 2016 Notes, 2014 Notes or Common Shares shall be void and without effect, unless the transferee (a “Transferee”) is (a) a Consenting Noteholder or (b) prior to the Transfer, such Transferee delivers to the Debtors, Akin Gump and Goodmans, at or prior to the time of the proposed Transfer, an executed copy of the Joinder Agreement in the form attached hereto as Exhibit B pursuant to which such Transferee shall become a Party to, and bound by the terms and conditions of, this Agreement as a Consenting Noteholder in accordance with Section 1.2 of this Agreement in respect of the 2016 Notes, 2014 Notes and Common Shares being transferred.  This Agreement shall in no way be construed to preclude the Consenting Noteholders from acquiring additional 2016 Notes, 2014 Notes or Common Shares; provided, however, that (a) any Consenting Noteholder that acquires additional 2016 Notes, 2014 Notes or Common Shares after executing this Agreement shall notify the Debtors, Akin Gump and Goodmans of such acquisition within two business days after the closing of such trade and shall disclose to the Debtors in writing the principal amount of any such 2016 Notes and 2014 Notes, and the number of such Common Shares, so acquired, and (b) additional 2016 Notes, 2014 Notes and Common Shares shall automatically and immediately upon acquisition by a Consenting Noteholder be deemed subject to all of the terms of this Agreement whether or not notice is given to the Debtors, Akin Gump or Goodmans of such acquisition.

3.4           Representations of Consenting Noteholders.  Each of the Consenting Noteholders severally and not jointly represents and warrants that as of the date such Consenting Noteholder executes and delivers this Agreement:

(a)           as of the Agreement Effective Date (or in the case of a Joinder Agreement, as of the date of such Joinder Agreement), (i) it is the sole beneficial owner of the outstanding principal amount of the 2016 Notes and 2014 Notes and the aggregate number of Common Shares, or is the nominee, investment manager, or advisor for beneficial holders of the 2016 Notes, 2014 Notes and Common Shares and has the power and authority to bind the beneficial holders of such 2016 Notes, 2014 Notes and Common Shares to the terms of this Agreement, as reflected in such Consenting Noteholder’s signature block to this Agreement or the Joinder Agreement, as the case may be, which amount or number, as applicable, the Debtors and each Consenting Noteholder understands and acknowledges is proprietary and confidential to such Consenting Noteholder, and (ii) the principal amount of 2016 Notes and 2014 Notes, and the number of Common Shares, reflected in such Consenting Noteholder’s signature block to this Agreement or the Joinder Agreement, as the case may be, constitutes all of the 2016 Notes, 2014 Notes and Common Shares that are legally or beneficially owned by such Consenting Noteholder or over which such Consenting Noteholder has the power to vote or dispose;

(b)           other than pursuant to this Agreement and applicable law, such 2016 Notes, 2014 Notes and Common Shares are free and clear of any pledge, lien, security interest, charge, claim, equity, option, proxy, voting restriction, right of first refusal or other limitation on disposition, or encumbrances of any kind, that would adversely affect in any way such Consenting Noteholder’s performance of its obligations contained in this Agreement at the time such obligations are required to be performed;

(c)           it is either (A) a qualified institutional buyer as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or (B) an institutional accredited investor (as defined in Rule 501(a)(l), (2), (3), or (7) under the Securities Act), and, if such Consenting Noteholder is resident in Canada, it is an “accredited investor” as defined in National Instrument 45-106 of the Canadian Securities Authorities;

(d)           any securities acquired in the Transactions will have been acquired for investment and not with a view to distribution or resale; and

(e)           it is not aware of any fact, obligation or event, including any fiduciary or similar duty to any other person, that would prevent it from taking any action required of it under this Agreement.

3.5           Representations of the Debtors.  Each of the Debtors severally and not jointly represents and warrants as of the date such Debtor executes and delivers this Agreement and as of the date of implementation of the CBCA Plan or CCAA Plan, as applicable, to the matters set out in Exhibit C hereto.

Section 4.            Court Materials.  The Debtors shall provide draft copies of (a) all “first day” motions or applications and other documents the Debtors intend to file with the  Canadian Court and/or the US Court and (b) all other pleadings the Debtors intend to file with the US Court and/or the Canadian Court, to Akin Gump, FMC and Goodmans at least three days (or, in the case of a bona fide emergency not created by the Debtors, as soon as reasonably practicable but in any event not less than 24 hours) prior to the date when the Debtors intend to file such document, unless waived by each of Akin Gump/FMC and Goodmans, and shall consult in good faith with such counsel regarding the form and substance of any such proposed filing with the US Court and/or the Canadian Court; provided, however, that any such proposed filings shall be in form and substance reasonably acceptable to Akin Gump/FMC and Goodmans.

Section 5.            Mutual Representations, Warranties, and Covenants.  Each of the Parties, severally and not jointly, represents, warrants, and covenants to each other Party, as of the date of this Agreement, as follows (each of which is a continuing representation, warranty, and covenant):

5.1           Enforceability.  It is validly existing and in good standing under the laws of the jurisdiction of its organization, and this Agreement has been duly executed and delivered by such Party and is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable laws relating to or limiting creditor’s rights generally or by equitable principles relating to enforceability.

5.2           No Consent or Approval.  Except as expressly provided in this Agreement, the Bankruptcy Code, the CCAA, the CBCA, the Investment Canada Act, the Competition Act (Canada), the rules of the Toronto Stock Exchange, or the Hart-Scott-Rodino Antitrust Improvements Act of 1976, each as applicable, no consent or approval is required by any other person or entity in order for it to carry out the Transactions contemplated by, and perform their respective obligations under, this Agreement.

5.3           Power and Authority.  It has all requisite power and authority to enter into this Agreement and to carry out the Transactions contemplated by, and perform its respective obligations under, this Agreement.

5.4           Authorization.  The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.

Section 6.            Termination Events.

6.1           Consenting Noteholder Termination Events.  This Agreement shall automatically terminate and, except as otherwise provided herein, all obligations of the Parties shall immediately terminate and be of no further force and effect upon the occurrence and continuation of any of the following events:

(a)           in connection with a CBCA Proceeding, and provided with respect to items (ii) and (iii) below that a CCAA Plan Proceeding has not been commenced in accordance with the terms hereof:

(i)           failure of the Debtors to obtain the Interim Order on or before February 3, 2012;

(ii)           failure to obtain the Shareholder Resolution or Shareholder Order or hold the Shareholder Vote or Voting Meetings within 35 days of entry of the Interim Order;

(iii)           failure to obtain the Final Order within 40 days of entry of the Interim Order;

(iv)           failure to achieve CBCA Plan Implementation within 3 business days of entry of the Final Order (the “CBCA Outside Date”); and

(v)           failure to obtain an order of the US Court recognizing the Interim and Final Orders in full force and effect in the United States within 3 business days of entry of the Final Order;

(b)           in connection with a CCAA Plan Proceeding:

(i)           failure of the Debtors to obtain the Initial Order, including the filing of a Plan, within 3 business days of the deadlines set forth in Section 3.2(a)(ii)(C) hereof, or failure of the Steering Group to obtain the Steering Group Relief within 3 business days of filing its application, as applicable;

(ii)           provided that a CCAA Plan Failure has not occurred, failure of the Debtors to obtain an order of the Canadian Court sanctioning the Plan within 40 days of obtaining the Initial Order (the “Sanction Order”); and

(iii)           failure of the CCAA Plan to become effective within 25 days of the Sanction Order (the “CCAA Outside Date” and, together with the CBCA Outside Date, the “Outside Date”);

(c)           in connection with US Cases, where a CCAA Plan Proceeding is commenced:

(i)           where the US Cases are commenced as chapter 11 proceedings, failure of the Debtors to meet corresponding requirements set forth in Section 6.1(b) within the timeframe set forth therein; and

(ii)           where the US Cases are commenced as a chapter 15 recognition proceeding, failure of the Debtors to obtain a recognition order of the US Court recognizing the Initial Order and Sanction Order, and any other relevant orders of the Canadian Court, in full force and effect in the United States, within 3 business days of entry of the Sanction Order;

(d)           upon a CCAA Plan Failure;

(e)           the breach in any material respect by the Debtors of any of the obligations, representations, warranties, or covenants of the Debtors set forth in this Agreement; provided, however, that the Consenting Noteholders shall transmit a notice to the Debtors, Akin Gump and Goodmans, as applicable, detailing any such breach, and the Debtors shall have five business days after receiving such notice to cure any breach;

(f)           the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any ruling or order enjoining the consummation of a material portion of the Transactions; provided, however, that the Debtors shall have five business days after receiving such notice to cure any breach;

(g)           the conversion of one or more of the US Cases to a case under chapter 7 of the Bankruptcy Code or if the CCAA Plan Proceedings are dismissed, terminated, stayed, modified, or converted to a proceeding under the Bankruptcy and Insolvency Act (Canada) or Winding-Up and Restructuring Act (Canada), in each case unless such conversion, dismissal, termination, stay, or modification, as applicable, is made with the prior written consent of a majority in aggregate principal amount of each of the 2016 Notes and the 2014 Notes held at such time by the applicable Consenting Noteholders, respectively, the “Majority Consenting Noteholders”;

(h)           the appointment of a trustee, receiver, or examiner with expanded powers in one or more of the US Cases or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator, or administrator is appointed in the CCAA Plan Proceedings or any other proceedings against the Debtors unless such appointment is made with the prior written consent of the Majority Consenting Noteholders;

(i)           the amendment, modification, or filing of a pleading by the Debtors seeking to amend, modify or withdraw the Plans, Solicitation Materials, or any documents related to the foregoing, including motions, notices, exhibits, appendices, and orders, in a manner not reasonably acceptable to the Majority Consenting Noteholders;

(j)           the Debtors file any motion or pleading with the US Court or the Canadian Court that is not consistent in any material respect with this Agreement or the Term Sheet and such motion or pleading has not been withdrawn prior to the earlier of (i) three business days of the Debtors receiving written notice in accordance with Section 8.10(a) hereof from the Majority Consenting Noteholders that such motion or pleading is inconsistent with this Agreement or the Term Sheet and (ii) entry of an order of the US Court or the Canadian Court, as applicable, approving such motion;

(k)           the entry of any order by the US Court or the Canadian Court that is inconsistent in any material respect with this Agreement or the Term Sheet; or

(l)           the Debtors shall not have made the semi-annual interest payment that was due under the 2016 Indentures on December 15, 2011 on or before January 31, 2012.

Notwithstanding any provision in this Agreement to the contrary, upon the written consent of the Majority Consenting Noteholders, (i) the dates set forth in this Section 6.1 may be extended  and such later dates agreed to in lieu thereof shall be of the same force and effect as the dates provided herein; provided, however, that the Outside Date may not be extended in excess of 60 days, without the written consent of each Party, and (ii) any of the other termination events identified in this Section 6.1 may be waived.

6.2           Debtors Termination Events.  The Debtors may terminate this Agreement as to all Parties upon the occurrence of any of the following events (each, a “Debtors Termination Event”):  (a) the breach in any material respect by any of the Consenting Noteholders of any of the representations, warranties, or covenants of such Consenting Noteholders set forth in this Agreement; provided, however, that the Debtors shall transmit a notice to the Consenting Noteholders detailing any such breach, and the Consenting Noteholders shall have five business days after receiving such notice to cure any breach; (b) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any ruling or order enjoining the consummation of a material portion of the Transactions; or (c) upon the determination of the Debtors in good faith and based on the advice of outside legal counsel to the Debtors’ Board of Directors that continued performance under this Agreement would be inconsistent with the exercise of applicable fiduciary duties imposed on such Debtor’s Board of Directors by law, provided, however, that as of the date of this Agreement, the Debtors represent and warrant to the Consenting Noteholders that nothing in this Agreement conflicts with applicable fiduciary duties imposed on the Debtors’ Board of Directors by law.

In addition, the Agreement shall terminate upon the occurrence of either of the following events:

(x)
if by January 31, 2012 holders of at least 66⅔% of the outstanding principal amount of both the 2016 Notes and the 2014 Notes shall not have executed and delivered to the Debtors counterpart signature pages of this Agreement or one or more Joinder Agreements, as applicable; or

(y)
if by January 31, 2012 either of the Pulp, Paper and Woodworkers of Canada and the Communications, Energy and Paperworkers Union of Canada shall not have ratified new labor agreements in respect of the Debtors’ Crofton, Port Alberni and Powell River mills, as applicable;

provided however that the Debtors may waive the application of (x) or (y) above by notice in writing to Akin Gump and Goodmans on or before January 31, 2012 so long as at the time of such waiver the Debtors shall have made the semi-annual interest payment that was due under the 2016 Indentures on December 15, 2011.

6.3           Mutual Termination.  This Agreement and the obligations of all Parties hereunder may be terminated by mutual agreement among (a) the Debtors and (b) the Majority Consenting Noteholders.

6.4           Effect of Termination.  Upon termination of this Agreement under Section 6.1, 6.2, or 6.3 hereof, except as otherwise provided herein, this Agreement shall be of no further force and effect, except for the provisions in Section 8 other than Section 8.1, 8.11, and 8.13, each of which shall survive termination of this Agreement, and each Party shall be released from its commitments, undertakings, and agreements under or related to this Agreement and shall have the rights and remedies that it would have had it not entered into this Agreement, and shall be entitled to take all actions, whether with respect to the Transactions or otherwise, that it would have been entitled to take had it not entered into this Agreement.  Upon the occurrence of any termination of this Agreement, any and all consents tendered by the Consenting Noteholders prior to such termination shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Transactions and this Agreement or otherwise.

6.5           Termination Upon Effective Date of Plan.  This Agreement shall terminate automatically without any further required action or notice on the date that the Plan(s) become effective (immediately following the effectiveness of the Plan(s)).

Section 7.            Amendments.

This Agreement, including the Term Sheet, may not be modified, amended, or supplemented (except as expressly provided herein or therein) except in writing signed by the Debtors and the Majority Consenting Noteholders; provided however that, subject to Section 3.1(a)(i), the Early Consent Date may be extended by CPC.

Notwithstanding anything to the contrary herein, if this Agreement is amended, modified or supplemented or any matter herein is approved, consented to or waived: (i) in a manner that materially adversely affects the percentage equity ownership or Warrants described in the Term Sheet to be provided to the 2014 Noteholders and Early Consent Date Unsecured Noteholders, as applicable, in a CBCA Proceeding; (ii) in a manner that materially adversely affects the percentage equity ownership described in the Term Sheet to be provided to 2016 Noteholders in a CBCA Proceeding or a CCAA Plan Proceeding; or (iii) in a manner that materially adversely affects the percentage equity ownership or Warrants described in the Term Sheet to be allocated to the 2014 Noteholders and Early Consent Date Unsecured Noteholders, as applicable, in the event of a CCAA Plan Proceeding, then any Consenting Noteholder that objects to any such amendment, modification, supplement, approval, consent or waiver may terminate its obligations under this Agreement upon five business days’ written notice to the other Parties hereto (each, an “Objecting Noteholder”) and shall thereupon no longer be a Consenting Noteholder. For greater certainty, an Objecting Noteholder shall not be entitled to receive any consideration provided to Early Consent Date Unsecured Noteholders (as defined in the Term Sheet).

Section 8.            Miscellaneous.

8.1           Further Assurances.  Subject to the other terms of this Agreement, the Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, from time to time, to effectuate the Transactions, as applicable.

8.2           Complete Agreement.  Except as expressly provided herein, this Agreement and all Exhibits hereto is the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, oral or written, between the Parties with respect thereto. No claim of waiver, modification, consent, or acquiescence with respect to any provision of this Agreement shall be made against any Party, except on the basis of a written instrument executed by or on behalf of such Party.

8.3           Parties.  This Agreement shall be binding upon, and inure to the benefit of, the Parties.  No rights or obligations of any Party under this Agreement may be assigned or transferred to any other person or entity except as provided in Section 3.3 hereof.  Nothing in this Agreement, express or implied, shall give to any person or entity, other than the Parties, any benefit or any legal or equitable right, remedy, or claim under this Agreement.

8.4           Headings.  The headings of all sections of this Agreement are inserted solely for the convenience of reference and are not a part of and are not intended to govern, limit, or aid in the construction or interpretation of any term or provision hereof.

8.5           GOVERNING LAW; SUBMISSION TO JURISDICTION; SELECTION OF FORUM; WAIVER OF TRIAL BY JURY.  THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.  Each Party agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement, to the extent possible, in either the United States District Court for the Southern District of New York or any New York State court sitting in New York City (the “Chosen Courts”), and solely in connection with claims arising under this Agreement (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, and (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party; provided, however, that if the Debtors commence the US Cases, then the US Court shall be the sole Chosen Court. Each Party irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

8.6           Execution of Agreement.

(a)           This Agreement may be executed and delivered (by facsimile, electronic mail, or otherwise) in any number of counterparts, each of which, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement.

(b)           Any Person signing this Agreement in a representative capacity (i) represents and warrants that it is authorized to sign this Agreement on behalf of the Party it represents and that its signature upon this Agreement will bind the represented Party to the terms hereof, (ii) acknowledges that the other Parties hereto have relied upon such representation and warranty, (iii) is making the representations and warranties in Sections 3.4(b), 5.1, 5.2, 5.3 and 5.4 to the best of its knowledge after due inquiry, and (iv) is providing the covenants in Sections 3.1(a)(iii), 3.1(a)(iv), 3.1(b) and 3.3 to the extent and only to the extent that (x) it remains the investment manager for the Party it represents or (y) the Party it represents has not loaned its securities to another person or instructed the investment manager to liquidate its funds and accounts, provided that the Consenting Noteholder will not precipitate such action and if (x) or (y) shall occur, the Consenting Noteholder shall promptly notify the Company.

8.7           Interpretation.  This Agreement is the product of negotiations between the Debtors and the Consenting Noteholders, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof.

8.8           Successors and Assigns.  This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, assigns, heirs, executors, administrators, and representatives, other than a trustee or similar representative appointed in a bankruptcy case.

8.9           Relationship Among Parties.

(a)           It is understood and agreed that no Consenting Noteholder has any fiduciary duty or other duty of trust or confidence in any form with any other Consenting Noteholder, and, except as provided in this Agreement, there are no commitments among or between them.  In this regard, it is understood and agreed that any Consenting Noteholder may trade in the Notes or other debt or equity securities of the Debtors without the consent of the Debtors or any other Consenting Noteholder, subject to applicable securities laws and the terms of this Agreement; provided, however, that no Consenting Noteholder shall have any responsibility for any such trading by any other entity by virtue of this Agreement.  No prior history, pattern, or practice of sharing confidences among or between the Consenting Noteholders shall in any way affect or negate this understanding and agreement.

(b)           Except as otherwise provided herein, this Agreement applies only to each Consenting Noteholder’s Claims and to each Consenting Noteholder solely with respect to its legal and/or beneficial ownership of, or its investment and voting discretion over its Claims (and not, for greater certainty, to any other types or classes of securities, loans or obligations that may be held, acquired or sold by such Consenting Noteholder or any client of such Consenting Noteholder whose funds or accounts are managed by such Consenting Noteholder or managed by a different investment advisor) and, without limiting the generality of the foregoing, shall not apply to:

(i)           any securities, loans or other obligations (including Notes) that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within or affiliate of a Consenting Noteholder (A) that has not been involved in and is not acting at the direction of or with knowledge of the Debtors’ affairs provided by any person involved in the Transactions discussions or (B) is on the other side of an information firewall with respect to the officers, partners and employees of such Consenting Noteholder who have been working on the Transactions and is not acting at the direction of or with knowledge of the Debtors’ affairs provided by any officers, partners and employees of such Consenting Noteholder who have been working on the Transactions; and

(ii)           any securities, loans or other obligations that may be beneficially owned by clients of a Consenting Noteholder, including accounts or funds managed by the Consenting Noteholder, that are not Notes, Common Shares or Claims.

(c)           Subject to Section 8.9(b), nothing in this Agreement is intended to preclude any of the Consenting Noteholders from engaging in any securities transactions, subject to the agreements set forth in Section 3.3 hereof with respect to Consenting Noteholders’ Notes, Common Shares and Claims.

8.10           Notices.

  All notices hereunder shall be deemed given if in writing and delivered, if sent by telecopy, electronic mail, courier, or registered or certified mail (return receipt requested) to the following addresses and telecopier numbers (or at such other addresses or telecopier numbers as shall be specified by like notice):

(a)           If to the Debtors, to:

Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, BC  V7B IC3
Attention: David Adderley, General Counsel
E-mail address:  david.adderley@catalystpaper.com

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
P.O. Box 258
Toronto, Ontario
Canada  M5K IJ5
Attention:  Christopher W. Morgan, Esq.
E-mail address:  Christopher.morgan@skadden.com

and

Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Suite 3400
Los Angeles, CA  90071
Attention:  Van C. Durrer II, Esq.
E-mail address:  van.durrer@skadden.com

(b)           if to a Consenting Noteholder or a transferee thereof, to the addresses or telecopier numbers set forth below following the Consenting Noteholder’s signature (or as directed by any transferee thereof), as the case may be with copies (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
Attention:  Michael S. Stamer, Esq. and Stephen B. Kuhn, Esq.
E-mail addresses: mstamer@akingump.com and skuhn@akingump.com

and

Fraser Milner Casgrain LLP
Royal Trust Tower
77 King Street West
Toronto, ON M5K 0A1
Attention: Ryan C. Jacobs, Esq.
E-mail address: ryan.jacobs@fmc-law.com

and

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, ON  M5H 2S7

Attention:  Robert Chadwick, Esq.

E-mail address: rchadwick@goodmans.ca

Any notice given by delivery, mail, or courier shall be effective when received. Any notice given by telecopier shall be effective upon oral or machine confirmation of transmission.

8.11           Access.  The Debtors will afford the Consenting Noteholders and their respective attorneys, consultants, accountants, and other authorized representatives reasonable access, upon reasonable notice during normal business hours, to all properties, books, contracts, commitments, records, management personnel, lenders, and advisors of the Debtors; provided, however, that the Debtors’ obligation hereunder shall be conditioned upon such Consenting Noteholder being party to an executed confidentiality agreement approved by and with the Debtors.  The Debtors acknowledge and agree that certain Consenting Noteholders have complied with the requirements of this Section 8.11 by virtue of their existing confidentiality arrangements with the Debtors.

8.12           Waiver.  Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict any right of any Consenting Noteholder or the ability of each of the Consenting Noteholders to protect and preserve its rights, remedies, and interests, including, without limitation, its claims against the Debtors.  If the Transactions are not consummated, or if this Agreement is terminated for any reason (other than Section 6.5 hereof), the Parties fully reserve any and all of their rights.  Pursuant to Federal Rule of Evidence 408 and any other applicable rules of evidence, this Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms.

8.13           Specific Performance.  It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach, including, without limitation, an order of the US Court, Canadian Court, or other court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

8.14           Several, Not Joint, Obligations.  The agreements, representations, and obligations of the Parties under this Agreement are, in all respects, several and not joint.

8.15           Remedies Cumulative.  All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

8.16           No Third-Party Beneficiaries.  Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties, and no other person or entity shall be a third-party beneficiary hereof.

8.17           Time.  Time is of the essence in the performance of the Parties’ respective obligations.  Any date, time or period referred to in this Agreement shall be of the essence, except to the extent to which the Parties agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

Section 9.            Disclosure.  The Debtors shall publicly disclose (a) the existence of this Agreement and the material terms of the Term Sheet within two business days following the date of this Agreement and (b) any material amendment to this Agreement and the Term Sheet in a press release or filing with the Canadian Court following the effective date of such amendment, each in form and substance acceptable to the Majority Consenting Noteholders; provided, however, that if the Debtors reasonably believe that specific disclosures are required to be included in such public disclosure by law, the Majority Consenting Noteholders shall not unreasonably object to the inclusion of such disclosures.  The Debtors will submit to Akin Gump and Goodmans all press releases and public filings relating to this Agreement, the Term Sheet, or the transactions contemplated hereby and thereby and any amendments thereof and all such press releases and public filings shall be in form and substance reasonably acceptable to such counsel.  To the extent that the Debtors fail to make such initial disclosure within two business days following the date of this Agreement or the effective date of any amendment hereto, each of the Consenting Noteholders shall each have the right, but not the obligation, to disclose such terms publicly.  The Debtors shall not (i) use the name of any Consenting Noteholder in any press release without such Consenting Noteholder’s prior written consent or (ii) except as may be required pursuant to a court order, disclose to any person other than legal and financial advisors to the Debtors the principal amount or percentage of any Notes or any other securities of the Debtors or any of their respective subsidiaries held by any Consenting Noteholder; provided, however, that the Debtors shall be permitted to disclose at any time the aggregate principal amount of and aggregate percentage of Notes held by Consenting Noteholders or by persons who have otherwise agreed to participate in the Transactions as a group.  The Debtors acknowledge that enforcement of the disclosure rights granted in this Section 9 by the Consenting Noteholders do not violate the automatic stay provisions of the Bankruptcy Code or similar provision in connection with any proceeding commenced in Canada.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.

[signature pages follow]

CATALYST PAPER CORPORATION By:_/s/ David Adderley_____________________ Name: David L. Adderley Title: Vice President and General Counsel
0606890 B.C. LTD. By:__ /s/ David Adderley___________________ Name: David L. Adderley Title: Corporate Secretary and Legal Counsel
CATALYST PAPER GENERAL PARTNERSHIP by its Managing Partner, CATALYST PAPER CORPORATION By:_ /s/ David Adderley____________________ Name: David L. Adderley Title: Vice President and General Counsel
CATALYST PAPER ENERGY HOLDINGS INC. By:_ /s/ David Adderley_____________________ Name: David L. Adderley Title: Corporate Secretary and Legal Counsel
CATALYST PULP AND PAPER SALES INC. By:_ /s/ David Adderley___________________ Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

Signature Page to the Restructuring and Support Agreement

CATALYST PULP OPERATIONS LIMITED By:_ /s/ David Adderley____________________ Name: David L. Adderley Title: Corporate Secretary and Legal Counsel
CATALYST PULP SALES INC. By:_ /s/ David Adderley_____________________ Name: David L. Adderley Title: Corporate Secretary and Legal Counsel
ELK FALLS PULP AND PAPER LIMITED By:_ /s/ David Adderley____________________ Name: David L. Adderley Title: Corporate Secretary and Legal Counsel
PACIFICA POPLARS LTD. By:_ /s/ David Adderley____________________ Name: David L. Adderley Title: Corporate Secretary and Legal Counsel
CATALYST PAPER HOLDINGS INC. By:_ /s/ David Adderley____________________ Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

Signature Page to the Restructuring and Support Agreement

CATALYST PAPER RECYCLING INC. By:_ /s/ David Adderley_____________________ Name: David L. Adderley Title: Corporate Secretary and Legal Counsel
CATALYST PAPER (SNOWFLAKE) INC. By:_ /s/ David Adderley____________________ Name: David L. Adderley Title: Corporate Secretary and Legal Counsel
CATALYST PAPER (USA) INC. By:_ /s/ David Adderley____________________ Name: David L. Adderley Title: Corporate Secretary and Legal Counsel
PACIFICA PAPERS SALES INC. By:_ /s/ David Adderley_____________________ Name: David L. Adderley Title: Corporate Secretary and Legal Counsel
PACIFICA PAPERS US INC. By:_ /s/ David Adderley_____________________ Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

Signature Page to the Restructuring and Support Agreement

PACIFICA POPLARS INC. By:_ /s/ David Adderley_____________________ Name: David L. Adderley Title: Corporate Secretary and Legal Counsel
THE APACHE RAILWAY COMPANY By:_ /s/ David Adderley_____________________ Name: David L. Adderley Title: Corporate Secretary and Legal Counsel

Signature Page to the Restructuring and Support Agreement

[Form of Noteholder Signature Page]

[NOTEHOLDER] ________________________________________ Name: Title:
Address:
Attention: Telephone: Facsimile:

Aggregate principal amount of Senior Secured Notes (CUSIP# 14888TAC8) beneficially owned or managed on behalf of accounts that hold or beneficially own such Senior Secured Notes:
___________________________________________

Aggregate principal amount of Class B Senior Secured Notes (CUSIP# 14888TAD6) beneficially owned or managed on behalf of accounts that hold or beneficially own such Class B Senior Secured Notes:
___________________________________________

Aggregate principal amount of 2014 Notes (CUSIP# 65653RAG8) beneficially owned or managed on behalf of accounts that hold or beneficially own such 2014 Notes:
___________________________________________

Aggregate number of Common Shares beneficially owned or managed on behalf of accounts that hold or beneficially own such Common Shares ___________________________________________

Signature Page to the Restructuring and Support Agreement

EXHIBIT A

TERM SHEET

CATALYST PAPER CORP.
RESTRUCTURING TERM SHEET

January 14, 2012

THE FOLLOWING SUMMARY OF PRINCIPAL TERMS (THE “TERM SHEET”) DESCRIBES A PROPOSED RESTRUCTURING FOR CATALYST PAPER CORPORATION AND ITS SUBSIDIARIES PURSUANT TO A PLAN OF ARRANGEMENT UNDER THE CANADA BUSINESS CORPORATIONS ACT (THE “CBCA”) OR A PLAN OF COMPROMISE OR ARRANGEMENT AND REORGANIZATION UNDER THE COMPANIES’ CREDITORS ARRANGEMENT ACT (THE “CCAA”), AS APPLICABLE.

THIS TERM SHEET IS NOT AN OFFER OR A SOLICITATION WITH RESPECT TO ANY SECURITIES OF CATALYST PAPER CORPORATION OR ITS SUBSIDIARIES.  ANY SUCH OFFER OR SOLICITATION WILL BE MADE IN COMPLIANCE WITH ALL APPLICABLE LAW.  THIS TERM SHEET REPRESENTS SETTLEMENT DISCUSSIONS AND IS SUBJECT TO FRE 408 AND OTHER APPLICABLE RULES OF EVIDENCE.  ALL $ TERMS HEREIN REFER TO USD UNLESS OTHERWISE INDICATED, AND ASSUME A $1 CAD TO $1 USD EXCHANGE RATE.

Summary of Classification and Treatment of Claims and Interests

Classified Claims and Interests
Revolving ABL Facility Claims2 Estimated Aggregate Allowed Amount: TBD
Description: Revolving ABL Facility Claims shall consist of all outstanding obligations owed to the lenders under the Revolving ABL Facility.
Treatment: To the extent the Revolving ABL Facility is not refinanced, on or as soon as practicable after the Effective Date, each holder of an allowed Revolving ABL Facility Claim shall receive payment in full in cash.

First Lien Notes Claims

Estimated Aggregate Allowed Amount: $280,434,000 on account of the Class A Notes and $104,100,000 on account of the Class B Notes for an aggregate total of $384,600,0003 plus accrued and unpaid interest at the applicable contract rate as of the date the CBCA or CCAA proceedings, as applicable, are commenced (the “Commencement Date”).

Description: First Lien Notes Claims shall consist of all outstanding obligations owed to the holders of the First Lien Notes4 including, without limitation, outstanding principal and accrued and unpaid interest thereon at the applicable contract rate.

Treatment: On or as soon as reasonably practicable after the Effective Date, the First Lien Notes shall be cancelled, and in full and final satisfaction thereof and in exchange therefor, each holder of a First Lien Notes Claim shall receive its pro rata share of (i) the New First Lien Notes in the principal amount of  $325,000,0005, (ii) 80%6 of the New Common Stock (subject to dilution only from New Common Stock granted to holders of the Warrants, and any new management incentive plan approved by the new board of directors of reorganized CPC) on account of First Lien Notes Claim in the principal amount of $59,600,000, and (iii) cash in an amount equal to all accrued and unpaid interest as of the Effective Date, such interest calculated using the applicable interest rate under the indentures governing the First Lien Notes, which shall include, as of December 15, 2011, interest paid at the default rate.

Voting Status: Impaired/ Voting.

2 Only applicable in the event of a CCAA proceeding.

3 Claim estimate assumes an Effective Date of January 15, 2012 and is subject to adjustment.

4 The First Lien Notes are (i) the 11.00% Senior Secured Notes due 2016 (the “Class A Notes”) and (ii) the Class B 11.00% Senior Secured Notes due 2016 (the “Class B Notes”).

5 $237,000,000 of the $325,000,000 in New First Lien Notes shall be allocated pro rata to holders of Class A Notes, and $88,000,000 of the $325,000,000 in New First Lien Notes shall be allocated pro rata to holders of Class B Notes.

6 58.3464% of the New Common Stock shall be allocated pro rata to holders of Class A Notes, and 21.6536% of the New Common Stock shall be allocated pro rata to holders of Class B Notes.

Unsecured Notes Claims7 Estimated Aggregate Allowed Amount: $250,000,000 plus accrued and unpaid interest at the applicable contract rate as of the Commencement Date.
Description: Unsecured Notes Claims shall consist of all outstanding obligations owed to the holders of the Unsecured Notes (the “Unsecured Noteholders”) including, without limitation, for payment of principal, accrued and unpaid interest at the applicable contract rate.

Treatment: On or as soon as reasonably practicable after the Effective Date, the Unsecured Notes shall be cancelled and, in full and final satisfaction of and in exchange for all allowed Unsecured Notes Claims, each holder of an Unsecured Notes Claim shall receive: (i) its pro rata share of (x) 15% of the New Common Stock (subject to dilution only from New Common Stock granted to holders of the Warrants, and any new management incentive plan approved by the new board of directors of reorganized CPC), and (y) the Warrants (where such pro rata share is based on the principal amount of Unsecured Notes held by all Unsecured Noteholders); and (ii) provided the Unsecured Noteholder executes the Support Agreement or a Joinder thereto on or before January 27, 2012 (the “Early Consent Date” and such holder an “Early Consent Date Unsecured Noteholder”), its pro rata share of 4.5% of the New Common Stock (subject to dilution only from New Common Stock granted to holders of the Warrants, and any new management incentive plan approved by the new board of directors of reorganized CPC) (where such pro rata share is based on the principal amount of Unsecured Notes held by all Early Consent Date Unsecured Noteholders).

General Unsecured Claims Estimated Aggregate Allowed Amount: TBD
Description:  General Unsecured Claims shall consist of all pre-Commencement Date unsecured non-priority claims against the Company other than Unsecured Notes Claims.

Treatment:  General Unsecured Claims shall be unaffected and paid in full in cash in the ordinary course.

Equity Interests
Description:   Equity Interests consist of all outstanding equity interests in CPC.

Treatment:  Only if a Plan is consummated under the CBCA, each holder of an Equity Interest shall receive its pro rata share of 0.5% of the New Common Stock (subject to dilution for the Warrants and any new management incentive plan approved by the new board of directors of reorganized CPC).  For the avoidance of doubt, in the event a Plan is consummated under the CCAA, holders of Equity Interests shall not receive any consideration and, subject to the terms hereof, the New Common Stock allocable to Early Consent Date Unsecured Noteholders shall be increased from 4.5% to 5%.  All existing equity interests in CPC, as well as options, warrants, rights or similar instruments derived from, relating to or convertible or exchangeable therefore, shall be cancelled and extinguished on the Effective Date.

7 The Unsecured Notes are the 7.375% Senior Notes due 2014.

Funding/Plan Securities

New ABL Facility
If necessary, the Company will use commercially reasonable best efforts to refinance the existing Revolving ABL Facility and enter into a new ABL facility (the “New ABL Facility”) on the Effective Date.

Exit Facility	To the extent necessary, there shall be an Exit Facility acceptable to the Majority Initial Supporting Noteholders, 8 in consultation with the Initial Supporting Unsecured Noteholders. 9
New First Lien Notes
The New First Lien Notes shall have the following terms and conditions:

• Principal:  $325,000,000

• Security:  All collateral securing the First Lien Notes, plus Excluded Assets (as defined in the Indenture) as reasonably required by the holders of the New First Lien Notes where the consent of a third party is not required to charge such Excluded Assets.

• Call Protection:  103% from issuance of the New First Lien Notes through 12/15/2013; 100% thereafter.

• Interest Rate:  11% payable semi-annually in arrears in cash or 7.5% payable semi-annually in cash plus 5.5% payable semi-annually in-kind.

• Final Maturity:  A date that is the earlier of (i) six (6) months after the end date of the new labor contracts and (ii) December 16, 2017 but the Final Maturity will never be earlier than December 16, 2016.

Other terms of the New First Lien Notes shall be substantially similar to the terms of the existing First Lien Notes.

New Common Stock
On the Effective Date, reorganized CPC shall issue shares of New Common Stock in sufficient number to meet its obligation hereunder, which number shall be reasonably acceptable to the Majority Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders.  Reorganized CPC shall be a public company and, on the Effective Date, the New Common Stock and the Warrants shall be approved by the Toronto Stock Exchange or other securities exchange acceptable to the Majority Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders, subject only to standard listing conditions.

If the transactions hereunder shall result in any holder of First Lien Notes or any Unsecured Noteholder (collectively, the “Noteholders”) becoming a “control person” under applicable Canadian securities laws, then such Noteholder(s) shall have the option to elect to receive a portion of the New Common Stock it would have been entitled to receive in the form of warrants (the “Exchange Warrants”) immediately exercisable for no additional consideration to acquire New Common Stock in an amount equal to the New Common Stock it would otherwise be entitled to on the transactions hereunder.  The Exchange Warrants shall have terms otherwise reasonably acceptable to the Majority Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders in all respects.

8 “Initial Supporting Noteholders” means all noteholders that have executed a Support Agreement (as distinct from a Joinder Agreement) as of the date of this Term Sheet. “Majority Initial Supporting Noteholders” means a majority of Initial Supporting Noteholders, where each Initial Supporting Noteholder will have one vote and a majority of votes will govern.

9 “Initial Supporting Unsecured Noteholders” means all holders of the Unsecured Notes that have executed a Support Agreement (as distinct from a Joinder Agreement) as of the date of this Term Sheet with respect to their Unsecured Notes.

Warrants
On the Effective Date, reorganized CPC shall issue the following cashless Warrants to the Unsecured Noteholders:

• 15% Warrants: The 15% Warrants shall be cashless and will be issued to holders of Unsecured Notes Claims.  The 15% Warrants shall be exercisable for 15% of the fully diluted New Common Stock as of the Effective Date at a strike price equal to the Company’s plan equity value (equal to $74,500,000) plus 50%.  The 15% Warrants shall expire four years after the Effective Date.

Warrant Agreement
The Warrants shall be governed by a Warrant Agreement, the terms of which shall be reasonably acceptable to the Majority Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders in all respects and which shall include the following:

• Payment on a Sale Transaction or Other Change of Control Prior to Expiration:  In the event that a sale transaction or other change of control involving the payment of cash consideration is consummated prior to the expiration of the Warrants and the value received by the
  Company on account of the New Common Stock exceeds the plan equity value (equal to $74,500,000), then the consideration payable to holders of the Warrants shall be: (i) if such event takes place within the first two years, the Black-Scholes formula value of the Warrants, which valuation shall be performed by an independent third party; and (ii) if such event takes place after the first two years, the lesser of:
  (x) the Black-Scholes formula value of the Warrants, which valuation shall be performed by an independent third party and (y) the value received on account of the New Common Stock in excess of plan equity value (equal to $74,500,000).  For the avoidance of doubt, if such event occurs within the first two years for less than plan equity value, the consideration payable to Warrant holders shall be the
  Black-Scholes formula value of the Warrants, which valuation shall be performed by an independent third party.

• Sale Transaction or Other Change of Control Involving Non-Cash Consideration Prior to Expiration:  To be addressed in
  Warrant Agreement.

• Anti-dilution Protection:  Customary anti-dilution protection for the Warrants for stock splits, consolidations, rights offerings, dividends, reorganizations and other events affecting the number of shares of New Common Stock issuable upon exercise of the Warrants.

• Dividends and Distributions:  Holders of the Warrants shall not be entitled to participate in any dividends or distributions paid by the
  Company to holders of capital stock prior to the exercise of the Warrants, nor shall the Company be required to set aside funds or other property for the payment of such dividends or distributions, if any, to holders of the Warrants upon the exercise thereof.  To the extent any dividends or distributions are made to holders of capital stock prior to the exercise of the Warrants, there shall be an equivalent adjustment to the exercise price of the Warrants.

Other Principal Plan Terms

Treatment of Unexpired Leases and Executory Contracts10
Unexpired leases and executory contracts (other than labor contracts/collective bargaining agreements) shall be treated in a manner acceptable to the Company and the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders; provided, however, that the Company shall not reject the power purchase agreement.

Treatment of Labor Contracts/Collective Bargaining Agreements
The obligations set forth in this Term Sheet and in the Support Agreement are contingent on each of the Pulp, Paper and Woodworkers of Canada and the Communications, Energy and Paperworkers Union of Canada ratifying new labor agreements in respect of the Debtors' Crofton, Port Alberni and Powell River mills, as applicable, which new labor agreements shall be acceptable to the Company and not objected to by the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders; provided, however, that the Company shall provide the Majority Initial Supporting Noteholders with not less than 3 business days from the date on which all relevant materials pertaining to the new labor agreements are provided to counsel to the Majority Initial Supporting Noteholders to determine whether to object to such new labor agreements.  All relevant materials pertaining to the new labor agreements shall also be provided to counsel for the Initial Supporting Unsecured Noteholders.

Payment of Interest on the First Lien Notes
The obligations set forth in this Term Sheet and in the Support Agreement are contingent on the Company making all interest payments due under the indentures governing the First Lien Notes until the Restructuring contemplated herein has been consummated.

10 Only applicable in the event of a CCAA proceeding.

New First Lien Notes Indenture Debt Basket
The first lien debt basket under the indenture governing the New First Lien Notes shall be $75 million; provided, however, that if the Company’s first lien debt to EBITDA ratio calculated on a pro forma basis after giving effect to basket usage exceeds 3.0x, 75% of the New First Lien Notes based on the principal amount of such notes then outstanding must consent to the Company’s usage of the debt basket.  Payment of interest on the First Lien Notes in-kind shall be deemed not to be an incurrence of indebtedness under the indenture, but shall thereafter constitute outstanding indebtedness for all purposes of the indenture.

Initial Board of Directors of Reorganized CPC
On the Effective Date, the initial board of directors of reorganized CPC shall be composed of seven members.  Four members of the initial board shall be designated by the steering group of holders of First Lien Notes (the “Steering Group”), two members of the initial board shall be designated by the Initial Supporting Unsecured Noteholders, and one member of the initial board shall be designated by the Company.

Initial Management of Reorganized Holding	The senior management team upon and immediately following the consummation of the Restructuring shall be the same as the senior management team immediately prior to consummation.
Corporate Governance Documents
The corporate governance documents of reorganized CPC and the reorganized Debtor subsidiaries that will take effect on and after the Effective Date shall be in form and substance reasonably acceptable to the Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders.

Releases
To the extent permitted by law, the Plan shall provide for the Company’s release of any and all claims or causes of action, known or unknown, relating to any pre-Commencement Date acts or omissions, except for willful misconduct or fraud, committed by any of the following: (i) the officers, directors, employees, legal and financial advisors, and other representatives of the Company as of the Commencement Date, in their capacity as such; (ii) all direct and indirect holders of equity interests in CPC as of the Commencement Date, in their capacity as such; (iii) the First Lien Notes indenture trustee and the holders of the First Lien Notes, in their respective capacities as such; (iv) the Initial Supporting Noteholders and their legal and financial advisors, in their capacity as such; (v) the Initial Supporting Unsecured Noteholders and their legal and financial advisors, in their capacity as such; and (vii) the Unsecured Notes indenture trustee and the holders of the Unsecured Notes, in their respective capacities as such (collectively, the “Released Parties”).

Exculpation
To the extent permitted under applicable law, the Released Parties shall not have or incur any liability for any act or omission in connection with, related to, or arising out of, the Restructuring, proceedings under the CBCA and/or the CCAA and/or the U.S. Bankruptcy Code, the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan except for claims resulting from willful misconduct or fraud.

Restructuring Expenses
In accordance with the Support Agreement, all reasonable and documented fees and expenses of the Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders, including all reasonable documented fees and expenses incurred by the Initial Supporting Noteholders’ legal and financial advisors and the Initial Supporting Unsecured Noteholders’ legal and financial advisors, shall be paid on a current basis after receipt of invoice.  In addition, all reasonable and documented accrued but unpaid fees and expenses incurred by the Initial Supporting Noteholders’ legal and financial advisors and the Initial Supporting Unsecured Noteholders’ legal and financial advisors prior to the Commencement Date shall also be paid as a condition to the effectiveness of the Support Agreement.  For the avoidance of doubt, the legal and financial advisors to be paid pursuant to this section “Restructuring Expenses” include (i) Akin Gump Strauss Hauer & Feld LLP; (ii) Fraser Milner Casgrain LLP; (iii) Moelis & Co.; (iv) Goodmans LLP; (v) U.S. counsel for the Initial Supporting Unsecured Noteholders; (vi) Houlihan Lokey and (vii) one local counsel in any single jurisdiction for each of (x) the Steering Group and (y) the Initial Supporting Unsecured Noteholders, collectively.

Definitive Documents
Any final agreement shall be subject to definitive agreements, pleadings, court submissions and other documents (the “Definitive Documents”).  The Definitive Documents shall be consistent in all respects with the terms of this Term Sheet and the Support Agreement and otherwise reasonably acceptable to the Majority Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders, except as otherwise set forth herein.

Timeline	As set out in the Support Agreement.
Conditions Precedent to Implementation of the Plan	Conditions precedent to be set out in the Definitive Documents.
Implementation
In the event that the Company has not obtained the requisite vote approvals on the CBCA plan within the timeline set out in the Support Agreement, the Company shall immediately (but no later than three business days after such deadlines) file: (i) an application for an initial order under the CCAA in form and substance satisfactory to the Majority Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders (the "Initial Order"), and (ii) proceedings under the United States Bankruptcy Code reasonably satisfactory to the Majority Initial Supporting Noteholders and the Initial Supporting Unsecured Noteholders; provided, however, that in such case, the Initial Order shall include: (a) any required provisions confirming that the votes cast in favor of the CBCA Plan shall stand as votes in favor of a CCAA plan to implement a recapitalization and restructuring plan consistent in all respects with this Term Sheet under the CCAA (the "CCAA Plan") and; (b) if necessary to meet the requisite threshold under the CCAA after the application of clause (a) above, a provision calling for meetings of the holders of the First Lien Notes and Unsecured Notes, as applicable, to cast votes for the CCAA Plan (the "CCAA Solicitation"), and, as appropriate, the Company shall seek an order for sanction of such plan under the CCAA; provided, further, however, that the CCAA Solicitation shall be completed within no later than 14 days after the commencement of the CCAA proceeding and if the statutory requisite thresholds for approval of the CCAA Plan are not achieved within such 14 days the CCAA Plan shall thereupon immediately be deemed to have  failed, without further order (the "CCAA Plan Failure").

For greater certainty, in the event of a CCAA Plan Failure, the terms of this Term Sheet shall be null and void and this Term Sheet shall have no further force and effect.

EXHIBIT B

JOINDER AGREEMENT

The undersigned hereby acknowledges that it has read and understands the Restructuring and Support Agreement, dated as of January 14, 2012 (the “Agreement”), by and among Catalyst Paper Corporation and its affiliates and subsidiaries bound thereto, and certain Noteholders.  Section 1.2 of the Agreement allows holders of Notes or investment advisers or managers of discretionary accounts that hold Notes to become a party thereto by executing this Joinder Agreement; and Section 3.3 of the Agreement requires, contemporaneously with a Transfer of 2016 Notes, 2014 Notes or Common Shares by a Consenting Noteholder to a Transferee who is not also already a Consenting Noteholder, that such Transferee execute and deliver this Joinder Agreement.

The undersigned hereby represents and warrants that: (i) the 2014 Notes, 2016 Notes and Common Shares that are identified on the signature page hereto constitute all of the 2014 Notes, 2016 Notes and Common Shares that are legally or beneficially owned by the undersigned or which the undersigned has the power to vote or dispose of; and (ii) the representations and warranties set forth in Section 3.4 of the Agreement are true and correct with respect to the undersigned as if given on the date hereof.

The undersigned hereby agrees (i) to be bound by the terms and conditions of the 2016 Indentures, the 2014 Indenture and the Agreement, and (ii) if the 2016 Notes, 2014 Notes and/or Common Shares have been acquired from a Transferor, to be bound by the vote of the Transferor if cast prior to the effectiveness of the Transfer of the 2016 Notes, 2014 Notes and/or Common Shares. The undersigned shall be deemed a “Consenting Noteholder” under the terms of the Agreement.

Date Executed:___________ ___, 2012	________________________________________ Print Name ________________________________________ Name: Title:
Address:_________________________________ ________________________________________ ________________________________________
Attention: ________________________________ Telephone: ________________________________ Facsimile:_________________________________

Aggregate principal amount of Senior Secured Notes (CUSIP# 14888TAC8) beneficially owned or managed on behalf of accounts that hold or beneficially own such Senior Secured Notes:
___________________________________________

Aggregate principal amount of Class B Senior Secured Notes (CUSIP# 14888TAD6) beneficially owned or managed on behalf of accounts that hold or beneficially own such Class B Secured Notes:
___________________________________________

Aggregate principal amount of 2014 Notes (CUSIP# 65653RAG8) beneficially owned or managed on behalf of accounts that hold or beneficially own such 2014 Notes:
___________________________________________

Aggregate number of Common Shares beneficially owned or managed on behalf of accounts that hold or beneficially own such Common Shares ___________________________________________

EXHIBIT C

DEBTORS’ REPRESENTATIONS AND WARRANTIES

The Debtors’ Representations and Warranties

Each of the Debtors severally and not jointly represents and warrants as of the date such Debtor executes and delivers this Agreement and as of the date of implementation of the CBCA Plan or CCAA Plan, as applicable, (and the Debtors acknowledge that each of the Consenting Noteholders is relying upon such representations and warranties) that:

(a)
Except as disclosed in the Information, the Disclosure Letter or as otherwise contemplated by this Agreement and the transactions contemplated hereby, since September 30, 2011 there has not been (i) any Material Adverse Effect, (ii) any Material transaction to which the Debtors are a party outside the ordinary course of business, (iii) any Material change in the capital or outstanding indebtedness and liabilities of the Debtors (taken as a whole), (iv) any obligation, direct or contingent (including any off balance sheet obligations), incurred by the Debtors which is Material to the Debtors, or (v) any dividend or distribution of any kind declared, paid or made on the capital of the Debtors. As of the date hereof, the Debtors have filed with Canadian securities regulators and the Commission all documents required to be filed by them under Applicable Securities Laws except to the extent that such a failure to file would not be Material.

(b)
The Debtors do not have any Material Liabilities except (i) Liabilities which are reflected and properly reserved against in the Financial Statements, (ii) Liabilities incurred after September 30, 2011 in the ordinary course of business and consistent with past practice, (iii) current Liabilities arising in the ordinary course under the Contracts to which the Debtors are a party (other than obligations which are required to be reflected on a balance sheet prepared in accordance with GAAP).

(c)
As of the date of this Agreement, the authorized capital of the Debtors consists of an unlimited number of Common Shares, of which 381,900,450 shares are issued and outstanding, and (ii) 100,000,000 shares of preferred stock, of which no shares are issued and outstanding. The Debtors have no other capital stock authorized or, as of the date of this Agreement, issued and outstanding.

(d)
As of the date of this Agreement, (i) 10,737,024 Common Shares of the Debtors are reserved for issuance pursuant to the Debtors’ Restricted Share Unit Plan and Stock Option Plan and other share based compensation arrangements, and (ii) no Common Shares of the Debtors are reserved for issuance upon exercise of outstanding warrants.  Except as set forth in the preceding sentence, there are no outstanding options, warrants, convertible securities or rights of any kind to purchase or otherwise acquire shares of capital stock or other securities of the Debtors.

(e)
Except as disclosed in the Information, no order halting or suspending trading in securities of the Debtors or prohibiting the sale of such securities has been issued to and is outstanding against the Debtors, and to the knowledge of the Debtors and the directors and officers of the Debtors, and except as may be related to matters disclosed in the Information, no investigations or proceedings for such purpose are pending or threatened.

(f)
Since December 31, 2010, except as otherwise contemplated by this Agreement or set forth in the Information or the Disclosure Letter, the Debtors have conducted their business only in the ordinary course consistent with past practice and there has not been any resignation or termination of any officer, director or senior manager which would be reasonably likely to have a Material Adverse Effect, or any increase in the rate of compensation payable or to become payable by the Debtors to any officer, director or representative of the Debtors (other than standard increases in connection with general, regularly-scheduled reviews consistent with past practice in respect of employees), including the making of any loan to, or the payment, grant or accrual of any Bonus Payment to any such Person.

(g)
Except as disclosed in the Disclosure Letter, there have been no changes to the compensation for the eight executive officers of the Debtors (the “Executive Officers”) from their compensation as disclosed in the Disclosure Letter and the Debtors have not agreed to any, or become obligated to pay any, Bonus Payments to the Executive Officers, agents or consultants except in connection with existing bonus or incentive plans.

(h)
Schedule (h) to the Disclosure Letter contains a list of all contracts material to the Debtors (excluding engagement letters for legal and financial advisors retained by the Debtors, whether to provide services to the Debtors or the holders of 2014 Notes or 2016 Notes, in association with the Transactions) (the "Material Contracts").  Complete and accurate copies of all Material Contracts have been delivered to or otherwise made available for review by Goodmans and Akin Gump prior to the date hereof, or if not previously made available, shall promptly but no more than 3 business days following the date of this Agreement be made available for review by Goodmans and Akin Gump, and all such agreements are in full force and effect. All of the Material Contracts are valid, binding and enforceable in accordance with their terms against the Debtors party thereto, except (i) as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors or (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).  As of the date of this Agreement, except as disclosed in the Disclosure Letter, there is no existing (or threatened in writing) default or dispute with respect to any Material Contracts that would reasonably be expected to result in a Material Adverse Effect.

(i)
The Debtors have conducted their business in Material compliance with all Laws and the Debtors have not received notice to the effect that, or has otherwise been advised that, the Debtors are not in compliance with such Laws, other than any such non-compliance as would not reasonably be expected to result in a Material Adverse Effect.

(j)
All documents and information filed with relevant securities regulators by the Debtors since December 31, 2009, at the time filed, (i) complied with all applicable Laws in all material respects and (ii) did not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(k)
The boards of directors of the Debtors have: (i) approved, adopted and declared advisable this Agreement and the transactions and agreements contemplated hereby; and (ii) determined that this Agreement is in the best interests of the Debtors and the Company has resolved to recommend approval of this Agreement and the transactions and agreements contemplated hereby to holders of 2016 Notes, holders of 2014 Notes and existing shareholders.

RELEVANT DEFINITIONS IN THE DEBTORS’ REPRESENTATIONS
AND WARRANTIES

“Applicable Securities Laws” means all applicable securities, corporate and other laws, rules, regulations, notices and policies in the Provinces of Canada and in the United States of America, including state “blue sky” legislation.

“Bonus Payments” means all bonus payments, retention payments, incentive compensation payments, service award payments or other similar payments payable by the Debtors any of the Debtors’ current or past employees or consultants, in connection with the transactions contemplated by this Agreement or otherwise.

“Commission” means the United States Securities and Exchange Commission.

“Contracts” means all agreements, contracts, leases (whether for real or personal property), purchase orders, undertakings, covenants not to compete, employment agreements, confidentiality agreements, licenses, instruments, obligations and commitments to which a Person is a party or by which a Person or any of its assets are bound or affected, whether written or oral.

“Disclosure Letter” means a letter from the Debtors to Goodmans and Akin Gump.

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“Information” means information set forth or incorporated in the Debtors’ public disclosure documents filed with the applicable Canadian securities regulators and the Commission under the Securities Legislation, as applicable, since December 31, 2009 and prior to the execution and delivery of this Agreement.

“Financial Statements” means (a) the audited consolidated balance sheet of the Debtors as at December 31, 2010 and the related audited consolidated statement of operations and comprehensive loss, consolidated statement of cash flows for each of the fiscal years then ended, together with the report thereon of independent certified public accountants, each prepared in accordance with GAAP consistently applied throughout the periods covered, and (b) an unaudited consolidated balance sheet of the Debtors as of September 30, 2011, and the related unaudited consolidated statement of operations and comprehensive loss and consolidated statement of cash flows for such period, each prepared in accordance with GAAP consistently applied throughout the periods covered.

“Law” or “Laws” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity.

“Liability” or “Liabilities” means any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured liquidated, unliquidated, known or unknown.

“Material” means a fact, circumstance, change, effect, matter, action, condition, event, occurrence or development that, individually or in the aggregate, is, or would reasonably be expected to be, material to the business, affairs, results of operations or financial condition of the Debtors (taken as a whole).

“Material Adverse Effect” means an event, change or occurrence that, individually or together with any other event, change or occurrence, has a material adverse impact on the financial condition, business or results of operations of the Debtors (taken as a whole) and shall include, without limitation, the disposition by any of the Debtors of any material asset without the prior consent of the Consenting Noteholders; provided, however, that a Material Adverse Effect shall not include and shall be deemed to exclude the impact of: (A) changes in Laws of general applicability or interpretations thereof by courts or governmental or regulatory authorities, (B) any change in the paper industry generally, which does not disproportionately adversely affect the Debtors, (C) actions and omissions of the Debtors taken with the prior written consent of the Majority Consenting Noteholders, (D) the effects of compliance with this Agreement, including on the operating performance of the Debtors, (E) the negotiation, execution, delivery, performance, consummation, potential consummation or public announcement of this Agreement or the transactions contemplated by this Agreement, (F) changes in the market price or trading volume of the Debtors’ 2014 Notes, 2016 Notes or Common Shares (it being understood that any cause of any such change may be taken into consideration when determining whether a Material Adverse Effect has occurred or is reasonably expected to occur), (G) any change in U.S. or Canadian interest rates or currency exchange rates unless such change has a disproportionate effect on the Debtors.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

“Securities Legislation” means all applicable Laws, regulations, rules, policies or instruments of any securities commission, stock exchange or like body in Canada or the United States.

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